Exhibit 99.1

28 September 2004

James Hardie CEO and CFO stand aside

The Board of James Hardie Industries NV has reviewed the report of the Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation.

The Board and management acknowledge the seriousness of Commissioner Jackson’s findings. The Board notes the recently announced investigation by ASIC into the circumstances of James Hardie’s creation of the Foundation to compensate victims of asbestos-related illnesses in February 2001. James Hardie will co-operate with this investigation.

The Board has taken steps to address matters raised in the Commissioner’s report, while also ensuring the business continues to perform well in the interests of shareholders and all other stakeholders (including current and future asbestos claimants, employees, contractors and business partners) who are dependent on the continued financial strength of the company.

Effective immediately, Mr Peter Macdonald is standing aside as Chief Executive Officer and Mr Peter Shafron is standing aside as Chief Financial Officer. An acting CEO and acting CFO will be appointed. The Board expects to make announcements in respect of these appointments in due course.

To preserve business continuity, Mr Macdonald has agreed to be responsible for the business operations of James Hardie. He will remain based in the United States. Mr Macdonald’s position will be reviewed as matters surrounding the Commissioner’s report and the ASIC investigation become clearer.

Mr Shafron’s future role with the company is currently under consideration by the Board but it is planned that he will undertake a number of projects for the company, outside the CFO’s function, in both the United States and the Netherlands. Mr Shafron’s position will also be reviewed as matters surrounding the Commissioner’s report and the ASIC investigation become clearer.

As previously announced, the Special Committee of the Board will continue to oversee all matters relating to asbestos compensation and the Commissioner’s report.

James Hardie Chairman, Meredith Hellicar, said the company had the will and the capacity to address a key finding of the Commissioner’s report which stresses the need to develop a means of sustainable long-term compensation for asbestos disease sufferers.

Cont..../

“James Hardie acknowledges the moral obligations it has to legitimate claimants. We will seek to work with the ACTU, as requested by Premier Carr, to develop a solution that is in the interests of claimants, shareholders and all parties that rely on James Hardie for their livelihood, income or well-being,” Ms Hellicar said.

The Chairman also welcomed the clarification of some disputed matters put before the Commission, including the rationale for establishing the Medical Research and Compensation Foundation and the re-domicile of the holding company to The Netherlands. “In these areas in particular, the Commissioner’s findings do not support many of the allegations made against the company during the course of the Commission,” she said.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au

Chris Falvey
Telephone: 61 2 82745304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made

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